                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            BREED TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                          (Title Class of Securities)


                                   106702103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             JOHNNIE CORDELL BREED
                          C/O BREED TECHNOLOGIES, INC.
                             5300 OLD TAMPA HIGHWAY
                            LAKELAND, FLORIDA 33811
                                 (813) 284-6000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                        and Communications)


                               DECEMBER 20, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box []

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for all parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)





                        Exhibit Index begins on Page 12

---------------------------------------------------                 ------------------------------------------------------------
         CUSIP NO. 106702103                                13D              PAGE 2 OF 16 PAGES
---------------------------------------------------                 ------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
         1            NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          A. Breed, Ltd.

----------------------------------------------------------------------------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a)[x]
                                                                                                   (b)[ ]

----------------------------------------------------------------------------------------------------------------------------
         3            SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------
         4            SOURCE OF FUNDS*

                      00

----------------------------------------------------------------------------------------------------------------------------
         5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]

----------------------------------------------------------------------------------------------------------------------------
         6            CITIZENSHIP OR PLACE OF ORGANIZATION

                          A. Breed, Ltd. was organized as a Texas limited partnership.

----------------------------------------------------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
    NUMBER OF
      SHARES
   BENEFICIALLY       ------------------------------------------------------------------------------------------------------
     OWNED BY         8         SHARED VOTING POWER
  EACH REPORTING
     PERSON                                                 8,477,750
      WITH            ------------------------------------------------------------------------------------------------------
                      9         SOLE DISPOSITIVE POWER


                      ------------------------------------------------------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER

                                                            8,477,750
----------------------------------------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      8,477,750
----------------------------------------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                               [ ]

----------------------------------------------------------------------------------------------------------------------------
         13           PERCENT OR CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                26.8%

----------------------------------------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON*

                          A. Breed, Ltd. is classified as PN

----------------------------------------------------------------------------------------------------------------------------

                            *SEE INSTRUCTIONS BEFORE FILLING OUT!
                 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

---------------------------------------------------                 ------------------------------------------------------------
         CUSIP NO. 106702103                                13D              PAGE 3 OF 16 PAGES
---------------------------------------------------                 ------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
         1       NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          J. Breed, Ltd.

----------------------------------------------------------------------------------------------------------------------------
         2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a)[x]
                                                                                              (b)[ ]

----------------------------------------------------------------------------------------------------------------------------
         3       SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------
         4       SOURCE OF FUNDS*

                 00

----------------------------------------------------------------------------------------------------------------------------
         5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

----------------------------------------------------------------------------------------------------------------------------
         6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          J. Breed, Ltd. was organized as a Texas limited partnership.

----------------------------------------------------------------------------------------------------------------------------
                      7          SOLE VOTING POWER
    NUMBER OF
     SHARES
  BENEFICIALLY        ------------------------------------------------------------------------------------------------------
    OWNED BY          8          SHARED VOTING POWER
  EACH REPORTING
     PERSON                                                  8,477,750
      WITH            ------------------------------------------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER


                      ------------------------------------------------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                                            8,477,750
----------------------------------------------------------------------------------------------------------------------------
         11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 8,477,750

----------------------------------------------------------------------------------------------------------------------------
         12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                    [ ]

----------------------------------------------------------------------------------------------------------------------------
         13      PERCENT OR CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                26.8%

----------------------------------------------------------------------------------------------------------------------------
         14      TYPE OF REPORTING PERSON*

                              J. Breed, Ltd. is classified as PN

----------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

---------------------------------------------------                 ------------------------------------------------------------
         CUSIP NO. 106702103                                13D              PAGE 4 OF 16 PAGES
---------------------------------------------------                 ------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
         1       NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Allen K. Breed  (###-##-####)

----------------------------------------------------------------------------------------------------------------------------
         2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a)[x]
                                                                                              (b)[ ]

----------------------------------------------------------------------------------------------------------------------------
         3       SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------
         4       SOURCE OF FUNDS*

                 00

----------------------------------------------------------------------------------------------------------------------------
         5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                                                               [ ]
----------------------------------------------------------------------------------------------------------------------------
         6       CITIZENSHIP OR PLACE OF ORGANIZATION

                          Mr. Breed is a citizen of the United States.
----------------------------------------------------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
    NUMBER OF
     SHARES           ------------------------------------------------------------------------------------------------------
  BENEFICIALLY        8        SHARED VOTING POWER
    OWNED BY
 EACH REPORTING                                       17,010,600
     PERSON           -----------------------------------------------------------------------------------------------------
      WITH            9        SOLE DISPOSITIVE POWER

                      -----------------------------------------------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                                                      17,010,600
---------------------------------------------------------------------------------------------------------------------------
         11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 17,010,600
---------------------------------------------------------------------------------------------------------------------------
         12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                               [ ]

---------------------------------------------------------------------------------------------------------------------------
         13      PERCENT OR CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                               53.8%
---------------------------------------------------------------------------------------------------------------------------
         14      TYPE OF REPORTING PERSON*

                          Mr. Breed is classified as IN
---------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------------------------------------                 --------------------------------------------------------
         CUSIP NO. 106702103                                13D              PAGE 5 OF 16 PAGES
---------------------------------------------------                 --------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
         1       NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Johnnie Cordell Breed  (###-##-####)
----------------------------------------------------------------------------------------------------------------------------
         2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a)[x]
                                                                                              (b)[ ]

----------------------------------------------------------------------------------------------------------------------------
         3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------
         4       SOURCE OF FUNDS*

                 00
----------------------------------------------------------------------------------------------------------------------------
         5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)  OR 2(e)            [ ]

----------------------------------------------------------------------------------------------------------------------------
         6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ms. Breed is a citizen of the United States.
----------------------------------------------------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
    NUMBER OF
     SHARES           ------------------------------------------------------------------------------------------------------
  BENEFICIALLY        8       SHARED VOTING POWER
    OWNED BY
 EACH REPORTING                                             17,830,600
    PERSON            ------------------------------------------------------------------------------------------------------
     WITH             9       SOLE DISPOSITIVE POWER

                      ------------------------------------------------------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                                            17,830,600
----------------------------------------------------------------------------------------------------------------------------
         11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 17,830,600
----------------------------------------------------------------------------------------------------------------------------
         12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                               [ ]
----------------------------------------------------------------------------------------------------------------------------
         13      PERCENT OR CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                56.4%
----------------------------------------------------------------------------------------------------------------------------
         14      TYPE OF REPORTING PERSON*

                          Ms. Breed is classified as IN
----------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.          SECURITY AND ISSUER

                 The class of equity securities to which this statement relates is the Common Stock, $.01 par value (the "Shares"), of Breed Technologies, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 5300 Old Tampa Highway, Lakeland, Florida 33811.


ITEM 2.          IDENTITY AND BACKGROUND

A. Breed, Ltd.:

                 (a) The name of the first reporting person is A. Breed, Ltd. (the "AB Partnership"). The general partner of the AB Partnership is Allen Breed, Inc., for which Allen K. Breed is the sole executive officer and director. The limited partner is the Allen K. Breed Revocable Trust, for which Mr. Breed is the sole trustee and beneficiary. Pursuant to the partnership agreement dated December 10, 1996, the Allen K. Breed Revocable Trust transferred, by gift and without consideration, 8,477,750 shares of the Common Stock of Breed Technologies, Inc. formerly held by it to the AB Partnership.

                 (b) The address of the AB Partnership is 334 Padre Boulevard, #2602, South Padre Island, Texas 78597.

                 (c) The AB Partnership is a limited partnership which was formed to promote the efficient and economical management of the assets thereof. The address at which the AB Partnership performs such functions is as listed in (b) above.

                 (d) The AB Partnership has not been convicted in a criminal proceeding during the last five years.

                 (e) During the last five years, the AB Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) The AB Partnership is a limited partnership organized in the State of Texas.

J. Breed, Ltd.:

                 (a) The name of the second reporting person is J. Breed, Ltd. (the "JB Partnership"). The general partner of the JB Partnership is Johnnie Breed, Inc., for which Johnnie Cordell Breed is the sole executive officer and director. The limited partner is the Johnnie Eileen Cordell Breed Revocable Trust, for which Ms. Breed is the sole trustee and beneficiary. Pursuant to the partnership agreement dated December 10, 1996, the Johnnie Eileen Cordell Breed Revocable Trust transferred, by gift and without consideration, 8,477,750 shares of the Common Stock of Breed Technologies, Inc. formerly held by it to the JB Partnership.

                 (b) The address of the JB Partnership is 334 Padre Boulevard, #2602, South Padre Island, Texas 78597.

                 (c) The JB Partnership is a limited partnership which was formed to promote the efficient and economical management of the assets thereof. The address at which the JB Partnership performs such functions is as listed in (b) above.

                 (d) The JB Partnership has not been convicted in a criminal proceeding during the last five years.

                 (e) During the last five years, the JB Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) The JB Partnership is a limited partnership organized in the State of Texas.

Allen Breed, Inc.:

                 (a) The general partner of the AB Partnership is Allen Breed, Inc. (the "AB General Partner").

                 (b) The business address of the AB General Partner is 334 Padre Boulevard, #2602, South Padre Island, Texas 78597.

                 (c) The principle business of the AB General Partner is to manage the affairs of the limited partnership. The sole executive officer and director of the AB General Partner is Allen K. Breed. The address at which the AB General Partner conducts its business is as stated in (b) above.

                 (d) The AB General Partner has not been convicted in a criminal proceeding during the last five years.

                 (e) During the last five years, the AB General Partner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) The AB General Partner is a corporation organized in the State of Texas.

Johnnie Breed, Inc.:

                 (a) The general partner of the JB Partnership is Johnnie Breed, Inc. (the "JB General Partner").

                 (b) The business address of the JB General Partner is 334 Padre Boulevard, #2602, South Padre Island, Texas 78597.

                 (c) The principle business of the JB General Partner is to manage the affairs of the limited partnership.] The sole executive officer and director of the JB General Partner is Johnnie Cordell Breed. The address at which the JB General Partner conducts its business is as stated in (b) above.

                 (d) The JB General Partner has not been convicted in a criminal proceeding during the last five years.

                 (e) During the last five years, the JB General Partner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) The JB General Partner is a corporation organized in the State of Texas.

Allen K. Breed:

                 (a) Allen K. Breed ("Mr. Breed") is an individual who influences control over the AB Partnership, the JB Partnership, the AB General Partner and the JB General Partner and has beneficial ownership of the Shares.

                 (b) Mr. Breed's business address is Breed Technologies, Inc., 5300 Old Tampa Highway, Lakeland, Florida 33811.

                 (c) Mr. Breed is Chairman of the Board of Directors and Chief Executive Officer of the Issuer, a manufacturer of automotive airbag crash sensors and airbag systems. Mr. Breed is the husband of Johnnie Cordell Breed. The Issuer's principal address is 5300 Old Tampa Highway, Lakeland, Florida 33811.

                 (d) Mr. Breed has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                 (e) During the last five years, Mr. Breed has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)  Mr. Breed is a citizen of the United States.

Johnnie Cordell Breed:

                 (a) Johnnie Cordell Breed ("Ms. Breed") is an individual who influences control over the AB Partnership, the JB Partnership, the AB General Partner and the JB General Partner and has beneficial ownership of the Shares.

                 (b) Ms. Breed's business address is Breed Technologies, Inc., 5300 Old Tampa Highway, Lakeland, Florida 33811.

                 (c) Ms. Breed is President of the Issuer and a director of the Issuer. The Issuer's principal address is 5300 Old Tampa Highway, Lakeland, Florida 33811. She is the wife of Allen K. Breed.

                 (d) Ms. Breed has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                 (e) During the last five years, Ms. Breed has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)  Ms. Breed is a citizen of the United States.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 No consideration was given for the transfer of any of the Shares. The Shares were transferred pursuant to two certain Limited Partnership Agreements, each dated December 10, 1996 (the "Agreements"), one by and between Allen Breed, Inc. and Allen K. Breed as trustee of the Allen K. Breed Revocable Trust, Agreement dated November 7, 1994 (the "AB Trust") and the other by and between Johnnie Breed, Inc. and Johnnie Eileen Cordell Breed, as trustee of the Johnnie Eileen Cordell Breed Revocable Trust, Agreement dated November 7, 1994 (the "JB Trust," together with the AB Trust, the "Trusts"). Under the Agreements, the AB Trust transferred, by gift and without consideration, 8,477,750 Shares to the new partnership, A. Breed, Ltd., for which Allen Breed, Inc. is the general partner and the AB Trust is the limited partner and the JB Trust transferred, by gift and without consideration, 8,477,750 Shares to the new partnership, J. Breed, Ltd., for which Johnnie Breed, Inc. is the general partner and the JB Trust is the limited partner. Pursuant to the Voting Agreement described in Item 6 below, Mr. and Ms. Breed retain voting control of the Shares.

ITEM 4.          PURPOSE OF TRANSACTIONS

                 The transfer was made in connection with certain financial and estate planning matters for Mr. and Ms. Breed.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

         The following information is based on a total of 31,590,075 shares outstanding on December 23, 1996.

                 (a) (i) Each of A. Breed, Ltd. and J. Breed, Ltd. beneficially own 8,477,750 shares of the Issuer's outstanding Common Stock directly after the transaction reported herein. The 8,477,750 shares of the Issuer's Common Stock beneficially owned by each of A. Breed, Ltd. and J. Breed, Ltd. constitutes approximately 26.8 percent and 26.8 percent, respectively, of the Issuer's Common Stock. (ii) Neither the AB General Partner nor the JB General Partner beneficially owns any shares of the Issuer's stock. (iii) Mr. Breed beneficially owns 17,010,600 shares, constituting 53.8%, of the Issuer's stock. (iv) Ms. Breed beneficially owns 17,830,600 shares, constituting 56.4%, of the Issuer's stock.

                 (b) A. Breed, Ltd. and J. Breed, Ltd. have shared voting and dispositive power over the 8,477,750 shares each beneficially owns pursuant to the terms of a certain Voting Agreement, dated December 22, 1996 (the "Voting Agreement"), by and among A. Breed, Ltd., J. Breed, Ltd. and Mr. and Ms. Breed, individually.

                 (c) No transactions other than as reported herein have been effected in the subject class of securities.

                 (d) No person, other than those reported herein, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the aggregate number of 16,955,500 Shares beneficially owned by A. Breed, Ltd. and J. Breed, Ltd.

                 (e)      Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF ISSUER

                 Pursuant to the Voting Agreement, the parties thereto (the "Parties") have agreed that (i) at any and all meetings of the stockholders of the Company ("Stockholders Meetings"), each of the Parties will vote or cause to be voted all shares owned by him, her it or over which he, she or it has voting control in such manner as shall be mutually agreed upon by the Parties
in advance of such meeting; (ii)     if Mr. Breed dies or becomes incapable of
discharging his obligations under the Voting Agreement while Ms. Breed is still living and capable of discharging her obligations under the Voting Agreement, then at any and all Stockholder Meetings, the successor-in-interest or successors-in-interest to Mr. Breed, as the beneficial owner of all of the outstanding interest of A. Breed, Ltd. shall vote or cause to be voted all shares owned by him, her or it or over which he, she or it has voting control
as directed by Johnnie Breed, individually; (iii)   if Ms. Breed dies or
becomes incapable of discharging her obligations under the Voting Agreement while Mr. Breed is still living and capable of discharging his obligations under the Voting Agreement, then at any and all Stockholder Meetings, the successor-in-interest or successors-in-interest to Ms. Breed, as the beneficial owner of all of the outstanding interest of J. Breed, Ltd. shall vote or cause to be voted all shares owned by him, her or it or over which he, she or it has voting control as directed by Allen Breed, individually; (iv) if A. Breed, Ltd. terminates, then, at any and all Stockholder Meetings, Allen Breed, individually, Johnnie Breed, individually and as the beneficial owner of all of the outstanding interests of J. Breed, Ltd., and J. Breed, Ltd. shall vote or cause to be voted all shares owned by him her or it or over which he, she or it has voting control in such manner as shall be mutually agreed upon by Allen Breed, individually and Johnnie Breed, individually and as the beneficial owner of all of the outstanding interest of J. Breed, Ltd.; and (v) if J. Breed, Ltd. terminates, then, at any and all Stockholder Meetings, Johnnie Breed, individually, Allen Breed, individually and as the beneficial owner of all of the outstanding interests of A. Breed, Ltd., and A. Breed, Ltd. shall vote or cause to be voted all shares owned by him her or it or over which he, she or it has voting control in such manner as shall be mutually agreed upon by Johnnie Breed, individually and Allen Breed, individually and as the beneficial owner of all of the outstanding interest of A. Breed, Ltd.;



ITEM 7.          MATERIALS TO BE FILED AS EXHIBITS

                 1. Voting Agreement, dated December 22, 1996, by and among A. Breed, Ltd., J. Breed, Ltd. and Mr. and Ms. Breed, individually.

                                   SIGNATURES



         After reasonable inquiry and to the best of my knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.



Dated:  December 30, 1996





                                        A. BREED, LTD.
                                          by Allen Breed, Inc.,
                                                 General Partner for
                                                 A. Breed, Ltd.



                                        By: Allen K. Breed
                                            --------------------------------
                                                Name:   Allen K. Breed
                                                Title: President




                                        J. BREED, LTD.
                                          by Johnnie Breed, Inc.,
                                                 General Partner
                                                 for J. Breed, Ltd.



                                        By: Johnnie Cordell Breed
                                            -------------------------------
                                                Name: Johnnie Cordell Breed
                                                Title: President

                                   SIGNATURES



     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





Date: December 30, 1996
                                                  Allen Breed
                                                  ---------------------
                                                  Name:  Allen K. Breed





Date: December 30, 1996
                                                  Johnnie Cordell Breed
                                                  ----------------------------
                                                  Name:  Johnnie Cordell Breed

                                 Exhibit Index




Exhibit                                                                   Page
-------                                                                   ----
      Voting Agreement, dated                                             13
      December 22, 1996, by and
      among A. Breed, Ltd., J. Breed,
      Ltd. and Allen Breed and
      Johnnie Breed, individually.

